SUBURBAN PROPANE PARTNERS, L.P.

SUBURBAN ENERGY FINANCE CORP.

240 Route 10 West

Whippany, New Jersey 07981

November 7, 2012

VIA ELECTRONIC TRANSMISSION

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Suburban Propane Partners, L.P.
Suburban Energy Finance Corp.
Registration Statement on Form S-4
Filed September 19, 2012
File No. 333-183987

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Suburban Propane Partners, L.P. (“Suburban”) and Suburban Energy Finance Corp. (“Suburban Finance”, and together with Suburban, the “Company”) hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-4, File No. 333-183987 (the “Registration Statement”) so that it may become effective at 12:00 noon Eastern Time on Tuesday, November 13, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Charles E. Dropkin, Esq., an attorney with the Company’s outside legal counsel, Proskauer Rose LLP, at (212) 969-3535.

SUBURBAN PROPANE PARTNERS, L.P.

By:	/s/ Paul Abel
Name:Paul Abel
Title: Vice President, General Counsel & Secretary

SUBURBAN ENERGY FINANCE CORP.

By:	/s/ Paul Abel
Name: Paul Abel
Title: Secretary